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Exhibit 99.3

news release	FALCONBRIDGE LIMITED

FALCONBRIDGE'S COMMON SHARE STOCK SYMBOL TO CHANGE ON
THE TORONTO STOCK EXCHANGE

"FAL.LV" TO BECOME "FAL" ON MONDAY JUNE 12th

TORONTO, JUNE 9, 2006 — Falconbridge Limited (TSX: FAL.LV up to June 9 2006; TSX: FAL beginning June 12, 2006; NYSE: FAL) today announced that as of Monday June 12, 2006 the Company's stock symbol for its common shares listed on the Toronto Stock Exchange (TSX) will be amended to "FAL". The new stock symbol, which drops the ".LV" suffix, was assigned by the Toronto Stock Exchange in light of its symbol extension program having been discontinued.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel orebodies. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Contact:
Martin Pede
Director, Investor Relations
(416) 982-7337
martin.pede@falconbridge.com

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FALCONBRIDGE'S COMMON SHARE STOCK SYMBOL TO CHANGE ON THE TORONTO STOCK EXCHANGE "FAL.LV" TO BECOME "FAL " ON MONDAY JUNE 12th